Exhibit 99.2

FYE25-Q4 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending March 31, 2025

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, May 7, 2025. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/s6tdbfya

Dear Shareholder,

The fourth quarter was a strong end to another great year. Arm achieved record-breaking results in Q4, delivering record revenue and crossing the $1 billion revenue milestone for the first time in our history. We achieved record licensing revenue and, in a clear signal that we are increasing royalty per chip, delivered record royalty revenue exceeding $600 million. In addition, full year revenue for FYE25 exceeded $4 billion and royalty revenue exceeded $2 billion for the first time.

Royalty revenue growth came from all target end markets — including data center, automotive, smartphones, and IoT — highlighting the strong execution of our diversification strategy. License revenue in Q4 was driven by revenue recognition of major deals signed in prior quarters and by new licenses signed in the quarter, such as a large multi-year agreement with the Malaysian Government to accelerate the development of an Arm-based AI ecosystem using Arm’s Compute Subsystems (CSS) and Arm Flexible Access business model.

Our strong financials enabled record levels of R&D investment while also delivering non-GAAP EPS above the mid-point of our guidance. Our financial performance reflects the disciplined execution of a long-term strategy focused on sustained investment in a broad portfolio of technologies, positioning us to capture growth across diverse end markets.

AI growth from the cloud to the edge is creating demand for more energy-efficient compute.
New AI hardware, the rise of AI agents, and the emergence of smaller, more efficient language models are unlocking new AI use-cases in data centers. Time and again we have seen AI workloads – especially inference – migrate from the cloud to the edge, driven by the need for faster response times, enhanced privacy, and reduced energy consumption. Arm is uniquely positioned to lead this shift, with the most pervasive compute platform in the world — already enabling AI inference at scale across cloud and edge environments.

During the quarter, NVIDIA announced that their Armv9-based Grace Blackwell superchip is now in full production. The computational power and efficiency of the Arm Neoverse-based Grace CPU is integral to meeting this high demand. In addition, major hyperscalers are pairing Armv9-based custom silicon with their own accelerators to run AI workloads, including Amazon Web Services (AWS), Google Cloud and Microsoft Azure. With more AI software being written first for Arm-based chips, we expect close to 50% of all new server chips shipped to top hyperscalers this year will be Arm-based.

NVIDIA also announced that their AI-desktop, DGX Spark, powered by the Grace Blackwell superchip with Armv9 CPUs, is gaining traction—reinforcing strong demand for Arm-based AI infrastructure among developers and enterprises building next-generation AI models.
Also during the quarter, Google and Microsoft both announced the rapid expansion of their Arm-based data center chips. Google confirmed that Axion is now available in 10 regions and is being used by approximately 40 of their top 100 customers, including Spotify. It offers up to 65% better price performance than current generation chips based on x86. Microsoft expanded the range of software support on their Arm-based Cobalt 100 chips and are running massive workloads from customers spanning Databricks, Siemens, and Snowflake, as well as internal workloads including Microsoft Teams and Copilot.

Increasing chip complexity and demand for custom silicon are driving license and royalty revenue growth.
Al-enabled devices require significantly increased compute performance yet also energy efficiency and rapid time-to-market. Companies are building sophisticated and often custom silicon based on Arm CPU, GPU, and NPU technologies from the cloud to the edge, and this is driving our royalty revenue growth.

Royalty revenue during the quarter was driven by the increasing deployment of our latest high-performance Armv9 CPUs and CSS in chips for smartphones. This led to a significant out-performance with analysts estimating that the smartphone unit shipments growing less than 2% year-on-year whereas Arm’s royalty revenue from smartphones grew around 30% year-on-year.

During the quarter, GM and NVIDIA announced they are collaborating on next-generation vehicles including using the Arm-based NVIDIA DRIVE AGX for future advanced driver-assistance systems and in-cabin enhanced safety driving experiences.

Also during the quarter, Arm introduced its first Armv9 edge AI compute platform combining the new Arm Cortex-A320 CPU with Ethos-U85 NPU to support on-device AI models with over a billion parameters with unrivalled performance per Watt. Designed for applications such as industrial automation and smart cameras, the platform brings advanced AI capabilities to IoT devices. The Arm Ethos family of NPUs is already a widely adopted accelerator by market leaders including Infineon, NXP, Qualcomm, Renesas and STMicroelectronics powering a growing range of edge AI use cases.

Compute Subsystems are reducing customers' time-to-market and development costs.
Arm CSS is now shipping in volume and driving record royalty revenue in the mobile and cloud markets. Partner demand for Arm CSS has been stronger than initially anticipated, and we expect Arm CSS to become the product of choice for many of our partners to license for future chip designs.

During the quarter, Arm entered into its first Arm CSS for Automotive license with a leading global EV car manufacturer for next generation custom silicon solutions. The Arm CSS for Automotive delivers a pre-integrated and validated configuration of Armv9 Automotive Enhanced CPU and system IP optimized for performance, power, and area using a leading-edge foundry process. Arm’s unique ability to offer the same CPU in the car and in the cloud allows OEMs to easily distribute new features developed in the cloud into their automobile fleet.

Arm has an unprecedented ecosystem of software and design partners.
Arm's ecosystem of more than 22 million software developers is the largest compute ecosystem in the world. We continue to increase investment in our ecosystem, which serves as a virtuous cycle by attracting more software developers and driving more demand for Arm's compute platform.

During the quarter, Arm announced an Arm extension for GitHub Copilot that is free to developers everywhere. GitHub Copilot is an AI coding assistant that helps developers write code faster and is the world’s most widely deployed AI developer tool. The Arm extension will allow developers to take advantage of Arm instructions and Arm architectural features to make their software more performant and efficient. In addition, Arm’s Kleidi AI software layer, which forms a critical bridge between Arm’s software ecosystem developing AI frameworks and Arm’s hardware ecosystem, is estimated to have achieved over 8 billion cumulative installs across Arm-based devices.

AI is continuing to drive demand for Arm’s energy-efficient compute, enabling both higher royalty rates and market share gains. Consequently, we will continue to invest relentlessly in long-term innovation to capture the wide range of opportunities in front of us. The AI revolution is just beginning—and Arm is at its heart.

“Arm delivered record-breaking results for both the fourth quarter and the full fiscal year ending 2025. We surpassed $1 billion in revenue for the first time in Q4, driven by increased deployment of our CSS platforms across AI data center, cloud compute and mobile. As AI growth from the cloud to the edge creates demand for more energy-efficient compute, Arm will enable AI everywhere."

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q4 FYE25 Financial Overview
•Arm's Q4 results demonstrated strong year-over-year revenue growth. Total revenue rose 34% year-over-year to a record $1,241 million, with record levels of both royalty revenue and license revenue.
•Royalty revenue rose 18% year-over-year to $607 million, driven primarily by the continued adoption of the Armv9 architecture, the ramp of chips based on Arm CSS, and increased usage of Arm-based chips in data centers.
•License and other revenue rose 53% year-over-year to $634 million due to normal fluctuations in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, grew 15% year-over-year to $1,365 million.
•Remaining performance obligations (RPO), a metric for unearned revenue and amounts to be invoiced and recognized in future periods, declined 4% quarter-over-quarter to $2,226 million. The Company expects to recognize approximately 25% of RPO as revenue over the next 12 months, 19% over the subsequent 13-to 24-month period, and the remainder thereafter.
•Arm Total Access licenses increased by 4 during the quarter to 44, including more than half of our top 30 customers. Arm Flexible Access now has 314 customers.
•GAAP gross profit was $1,213 million, which equates to a GAAP gross margin of 97.7%. Non-GAAP gross profit was $1,221 million, which equates to a non-GAAP gross margin of 98.4%.
•GAAP operating expenses were $803 million. Non-GAAP operating expenses were $566 million and rose 11% year-over-year, driven primarily by a 18% year-over-year increase in engineering headcount.
•GAAP operating income was $410 million. Non-GAAP operating income was $655 million.
•GAAP operating margin increased to 33.0% from 2.4% in the prior year period. Non-GAAP operating margin increased to 52.8% from 42.1% in the prior year period.
•GAAP effective tax rate was a 45.8% benefit primarily due to windfall gains and R&D tax credits. The non-GAAP effective tax rate was 14.0%.
•GAAP net income was $210 million and GAAP fully diluted earnings per share ("EPS") was $0.20 compared with $0.21 in the same period a year ago. Non-GAAP net income was $584 million and Non-GAAP fully diluted EPS was $0.55 compared with $0.36 in the same period a year ago.
•Operating cash flow was $258 million and Non-GAAP Free cash flow (FCF) was $163 million.
•Cash and cash equivalents and short-term investments totaled $2,825 million.
Full Year Highlights
•Total revenue rose 24% year-over-year to a record $4,007 million.
•Royalty revenue rose 20% year-over-year to a record $2,168 million.
•License and other revenue rose 29% year-over-year to a record $1,839 million.
•GAAP operating income was $831 million. Non-GAAP operating income was $1,871 million.
•GAAP operating margin increased to 20.7% from 3.4% in the prior year. Non-GAAP operating margin increased to 46.7% from 43.6% in the prior year.
•GAAP fully diluted EPS was $0.75 compared with $0.29 in the same period a year ago. Non-GAAP fully diluted EPS was $1.63 compared with $1.27 in the same period a year ago.
•Operating cash flow was $397 million and Non-GAAP FCF was $99 million. Full-year results were negatively impacted by unfavorable working capital movements in receivables and the timing of payroll tax liabilities related to the IPO share vesting event, which created a $573 million benefit in Q4 FYE24 that was subsequently reversed in Q1 FYE25.

Guidance and Results

Quarterly Guidance & Results	Q4 FYE25 Guidance	Q4 FYE25 Results	Q1 FYE26 Guidance
Revenue	$1,175m - $1,275m	$1,241m	$1,000m - $1,100m
Non-GAAP operating expense (1)	~$590m	$566m	~$625m
Non-GAAP fully diluted earnings per share (1)	$0.48 - $0.56	$0.55	$0.30 - $0.38
Annual Guidance	FYE25 Guidance	FYE25 Results
Revenue	$3.94b - $4.04b	$4.01b
Non-GAAP operating expense (1)	~$2.07b	$2.05b
Non-GAAP fully diluted earnings per share (1)	$1.56 - $1.64	$1.63

(1)     For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended March 31, 2025 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q4 FYE25	Q4 FYE24	Y/Y%	Q4 FYE25	Q4 FYE24	Y/Y%
Total revenue (4)	$1,241	$928	34%	$1,241	$928	34%
License and other revenue	634	414	53%	634	414	53%
Royalty revenue	607	514	18%	607	514	18%
Cost of sales	(28)	(41)	(32)%	(20)	(26)	(23)%
Gross profit	1,213	887	37%	1,221	902	35%
Gross margin (%)	97.7%	95.6%		98.4%	97.2%
Operating expenses	(803)	(865)	(7)%	(566)	(511)	11%
Operating income (loss)	410	22	1764%	655	391	68%
Operating margin (%)	33.0%	2.4%		52.8%	42.1%
Net income (loss)	210	224	(6)%	584	376	55%
Diluted earnings/(loss) per share ($)	$0.20	$0.21	(5)%	$0.55	$0.36	53%
Net cash provided by (used for) operating activities	258	667	(61)%
Non-GAAP free cash flow				163	637	(74)%
Non-GAAP free cash flow trailing twelve months (TTM)				99	907	(89)%

Operating metrics (2):				Q4 FYE25	Q4 FYE24	Y/Y%
Annualized contract value (in millions)				$1,365	$1,182	15%
Remaining performance obligations (in millions)				$2,226	$2,484	(10)%
Total number of employees				8,330	7,096	17%
Total number of engineers (3)				6,943	5,887	18%
Number of extant Arm Total Access licenses				44	31
Number of extant Arm Flexible Access licenses				314	222

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss) Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period.
(3)    For the Q4 FYE24 period, 180 application engineers were reclassified from Non-Engineering to Engineering.
(4)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. The referenced figures are based on most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). Over the last several years many customers have opted for Arm Total Access and Arm Flexible Access licenses because of the subscription model providing comprehensive access to Arm IP products, tools and models, support and training, software, and physical IP.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP disposal, restructuring and other operating expenses, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP effective tax rate expense, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, one-time employee benefit related to The Arm Holdings plc All-Employee Plan 2019 (the “2019 AEP”), costs associated with disposal activities, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2025	2024	2025	2024
Revenue:
Revenue from external customers	$1,019	$754	$3,184	$2,509
Revenue from related parties	222	174	823	724
Total revenue	1,241	928	4,007	3,233
Cost of sales	(28)	(41)	(121)	(154)
Gross profit (loss)	1,213	887	3,886	3,079
Operating expenses:
Research and development	(546)	(584)	(2,071)	(1,979)
Selling, general and administrative	(257)	(281)	(984)	(983)
Disposal, restructuring and other operating expenses, net	—	—	—	(6)
Total operating expense	(803)	(865)	(3,055)	(2,968)
Operating income (loss)	410	22	831	111
Income (loss) from equity investments, net	(290)	(7)	(237)	(20)
Interest income, net	27	30	116	110
Other non-operating income (loss), net	(3)	13	10	11
Income (loss) before income taxes	144	58	720	212
Income tax benefit (expense)	66	166	72	94
Net income (loss)	$210	$224	$792	$306

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.20	$0.22	$0.75	$0.30
Diluted	$0.20	$0.21	$0.75	$0.29

Weighted average ordinary shares outstanding
Basic	1,055	1,032	1,050	1,027
Diluted	1,065	1,058	1,063	1,044

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	March 31, 2025	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$2,085	$1,923
Short-term investments	740	1,000
Accounts receivable, net (including receivables from related parties of $279 and $182 as of March 31, 2025 and March 31, 2024, respectively)	1,107	781
Contract assets (including contract assets from related parties of $152 and $22 as of March 31, 2025 and March 31, 2024, respectively)	642	336
Prepaid expenses and other current assets	256	157
Total current assets	4,830	4,197
Non-current assets:
Property and equipment, net	394	215
Operating lease right-of-use assets	320	205
Equity investments (including investments held at fair value of $300 and $573 as of March 31, 2025 and March 31, 2024, respectively)	565	741
Goodwill	1,620	1,625
Intangible assets, net	151	152
Deferred tax assets	401	282
Non-current portion of contract assets	346	240
Other non-current assets	305	270
Total non-current assets	4,102	3,730
Total assets	$8,932	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$140	$298
Tax liabilities	124	147
Contract liabilities (including contract liabilities from related parties of $105 and $107 as of March 31, 2025 and March 31, 2024, respectively)	209	198
Operating lease liabilities	30	27
Other current liabilities (including payables to related parties of $11 and $7 as of March 31, 2025 and March 31, 2024, respectively)	426	835
Total current liabilities	929	1,505
Non-current liabilities:
Non-current portion of accrued compensation	26	20
Deferred tax liabilities	41	135
Non-current portion of contract liabilities	702	717
Non-current portion of operating lease liabilities	316	194
Other non-current liabilities	79	61
Total non-current liabilities	1,164	1,127
Total liabilities	2,093	2,632
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized, 1,057 shares issued and outstanding as of March 31, 2025; and 1,088 shares authorized, 1,040 shares issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,922	2,171
Accumulated other comprehensive income (loss)	372	371
Retained earnings	3,543	2,751
Total shareholders’ equity	6,839	5,295
Total liabilities and shareholders’ equity	$8,932	$7,927

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2025	2024	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$210	$224	$792	$306
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	49	38	183	162
Deferred income taxes	(214)	(247)	(218)	(273)
(Income) loss from equity investments, net	290	7	237	20
Share-based compensation cost	193	185	820	1,037
Operating lease expense	12	9	40	35
Other non-cash operating activities, net	8	—	8	(2)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(172)	18	(331)	218
Contract assets, net (including contract assets from related parties)	(205)	(153)	(412)	(307)
Prepaid expenses and other assets	(58)	(42)	(140)	(61)
Accrued compensation and benefits	30	91	(152)	(292)
Contract liabilities (including contract liabilities from related parties)	(15)	(42)	(4)	(190)
Tax liabilities	100	16	(6)	(30)
Operating lease liabilities	(11)	(10)	(39)	(28)
Other liabilities (including payables to related parties)	41	573	(381)	495
Net cash provided by (used for) operating activities	$258	$667	$397	$1,090

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(325)	(225)	(680)	(765)
Proceeds from maturity of short-term investments	220	74	940	425
Purchases of equity investments	(5)	—	(57)	(32)
Purchases of intangible assets	(4)	(8)	(20)	(51)
Purchases of property and equipment	(74)	(11)	(219)	(92)
Other investing activities, net, including investments in convertible loans	—	—	1	(1)
Net cash provided by (used for) investing activities	$(188)	$(170)	$(35)	$(516)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(17)	(11)	(59)	(40)
Other financing activities, net	(2)	—	(23)	(10)
Payments of withholding tax on vested shares	(8)	(110)	(120)	(158)
Net cash provided by (used for) financing activities	$(27)	$(121)	$(202)	$(208)

Effect of foreign exchange rate changes on cash and cash equivalents	6	(4)	2	3
Net increase (decrease) in cash and cash equivalents	49	372	162	369
Cash and cash equivalents at the beginning of the period	2,036	1,551	1,923	1,554
Cash and cash equivalents at the end of the period	$2,085	$1,923	$2,085	$1,923

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended March 31, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,241	$—	$—	$—	$—	$—	$1,241
Cost of sales	(28)	6	2	—	—	—	(20)
Gross profit (loss)	1,213	6	2	—	—	—	1,221
Gross margin	97.7%						98.4%
Operating expenses:
Research and development	(546)	139	37	—	—	—	(370)
Selling, general and administrative	(257)	48	11	2	—	—	(196)
Total operating expense	(803)	187	48	2	—	—	(566)
Operating income (loss)	410	193	50	2	—	—	655
Operating margin	33.0%						52.8%
Income (loss) from equity investments, net	(290)	—	—	—	290	—	—
Interest income, net	27	—	—	—	—	—	27
Other non-operating income (loss), net	(3)	—	—	—	—	—	(3)
Income (loss) before income taxes	144	193	50	2	290	—	679
Income tax benefit (expense)	66	—	—	—	—	(161)	(95)
Net income (loss)	$210	$193	$50	$2	$290	$(161)	$584
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.20						$0.55
Diluted	$0.20						$0.55
Weighted average ordinary shares outstanding
Basic	1,055						1,055
Diluted	1,065						1,065

Effective tax rate benefit (expense)	45.8%						(14.0)%
(1)     Total SBC cost was $193 million for the three months ended March 31, 2025, all of which relates to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended March 31, 2024
(in millions, except per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	One-time employee benefit (3)	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$928	$—	$—	$—	$—	$—	$—	$928
Cost of sales	(41)	1	6	7	1	—	—	(26)
Gross profit (loss)	887	1	6	7	1	—	—	902
Gross margin	95.6%							97.2%
Operating expenses:
Research and development	(584)	—	127	118	13	—	—	(326)
Selling, general and administrative	(281)	—	53	38	5	—	—	(185)
Total operating expense	(865)	—	180	156	18	—	—	(511)
Operating income (loss)	22	1	186	163	19	—	—	391
Operating margin	2.4%							42.1%
Income (loss) from equity investments, net	(7)	—	—	—	—	7	—	—
Interest income, net	30	—	—	—	—	—	—	30
Other non-operating income (loss), net	13	—	—	—	—	—	—	13
Income (loss) before income taxes	58	1	186	163	19	7	—	434
Income tax (expense) benefit	166	—	—	—	—	—	(224)	(58)
Net income (loss)	$224	$1	$186	$163	$19	$7	$(224)	$376
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.22							$0.36
Diluted	$0.21							$0.36
Weighted average ordinary shares outstanding
Basic	1,032							1,032
Diluted	1,058							1,058
(1)     Total SBC cost, including both cash and equity settled awards, was $199 million for the three months ended March 31, 2024. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to our initial public offering of ADSs (the “IPO”) but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $163 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $4 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.
(3) Represents one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”).

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$4,007	$—	$—	$—	$—	$—	$4,007
Cost of sales	(121)	26	8	—	—	—	(87)
Gross profit (loss)	3,886	26	8	—	—	—	3,920
Gross margin	97.0%						97.8%
Operating expenses:
Research and development	(2,071)	576	155	—	—	—	(1,340)
Selling, general and administrative	(984)	218	50	7	—	—	(709)
Total operating expense	(3,055)	794	205	7	—	—	(2,049)
Operating income (loss)	831	820	213	7	—	—	1,871
Operating margin	20.7%						46.7%
Income (loss) from equity investments, net	(237)	—	—	—	237	—	—
Interest income, net	116	—	—	—	—	—	116
Other non-operating income (loss), net	10	—	—	—	—	—	10
Income (loss) before income taxes	720	820	213	7	237	—	1,997
Income tax benefit (expense)	72	—	—	—	—	(332)	(260)
Net income (loss)	$792	$820	$213	$7	$237	$(332)	$1,737
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.75						$1.65
Diluted	$0.75						$1.63
Weighted average ordinary shares outstanding
Basic	1,050						1,050
Diluted	1,063						1,063
(1)     Total SBC cost was $820 million for the fiscal year ended March 31, 2025, all of which relates to equity-classified awards.
(2)    Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2024
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	One-time employee benefit (3)	Public company readiness costs	Other operating income (expenses), net	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$3,233	$—	$—	$—	$—	$—	$—	$—	$—	$3,233
Cost of sales	(154)	4	39	8	1	—	—	—	—	(102)
Gross profit (loss)	3,079	4	39	8	1	—	—	—	—	3,131
Gross margin	95.2%									96.8%
Operating expenses:
Research and development	(1,979)	—	705	133	13	—	—	—	—	(1,128)
Selling, general and administrative	(983)	—	293	48	5	42	—	—	—	(595)
Disposal, restructuring and other operating expenses, net	(6)	—	—	—	—	—	6	—	—	—
Total operating expense	(2,968)	—	998	181	18	42	6	—	—	(1,723)
Operating income (loss)	111	4	1,037	189	19	42	6	—	—	1,408
Operating margin	3.4%									43.6%
Income (loss) from equity investments, net	(20)	—	—	—	—	—	—	20	—	—
Interest income, net	110	—	—	—	—	—	—	—	—	110
Other non-operating income (loss), net	11	—	—	—	—	—	—	—	—	11
Income (loss) before income taxes	212	4	1,037	189	19	42	6	20	—	1,529
Income tax (expense) benefit	94	—	—	—	—	—		—	(299)	(205)
Net income (loss)	$306	$4	$1,037	$189	$19	$42	$6	$20	$(299)	$1,324
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.30									$1.29
Diluted	$0.29									$1.27
Weighted average ordinary shares outstanding
Basic	1,027									1,027
Diluted	1,044									1,044
(1)     Total SBC cost, including both cash and equity settled awards, was $1,070 million for the fiscal year ended March 31, 2024. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to the IPO but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $189 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $9 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by (used for) operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
(in millions)	2025	2024	2025	2024
Net cash provided by (used for) operating activities	$258	$667	$397	$1,090
Adjusted for:
Purchases of property and equipment	(74)	(11)	(219)	(92)
Purchases of intangible assets	(4)	(8)	(20)	(51)
Payment of intangible asset obligations	(17)	(11)	(59)	(40)
Non-GAAP free cash flow	$163	$637	$99	$907

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products; our dependence on a limited number of customers for a significant portion of our revenue; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to adequately fund our research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 29, 2024, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.